Global Sunrise, Inc.

1628 Second Avenue, #2C

New York, NY 10028

October 6, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Global Sunrise, Inc.

Registration Statement on Form SB-2

Filed September 1, 2006

File No. 333-137076

Ladies and Gentlemen:

Global Sunrise, Inc. (the "Company"), hereby files this correspondence and responds to your comment your by Ms. Walker via telephone on the above date.

We have changed the disclosure on pages 3 and 10 of Amendment #3 to state that the selling shareholders are Underwriters of the registrant within the meaning of Section 2(11) of the Securities Act.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Brant E. Hodyno

     Brant E. Hodyno, President